UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

++86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 23,571,064 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 23,571,064 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,571,064 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.4% [2]
14	Type of Reporting Person (See Instructions) IN

1 Includes (i) 290,000 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 12,707,436 Common Shares and 2,787,320 ADSs representing 5,574,640 Common Shares held by Joingear Limited. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Joingear Limited is a British Virgin Islands company with 61.67% and 38.33% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Education Group Limited, respectively. Kevin Xiaofeng Ma and Tong Zhilei are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

CUSIP No.		00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

CUSIP No.		00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time Holding Limited is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,998,988 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,998,988 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9% [2]
14	Type of Reporting Person (See Instructions) OO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

CUSIP No.			00211V106
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 18,282,076 Common Shares[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 18,282,076 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,282,076 Common Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.9% [2]
14	Type of Reporting Person (See Instructions) CO

1 Includes 12,707,436 Common Shares and 2,787,320 ADSs representing 5,574,640 Common Shares. Joingear Limited is a British Virgin Islands company with 61.67% and 38.33% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Education Group Limited, respectively. Kevin Xiaofeng Ma and Tong Zhilei are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 (the “Schedule 13D”) by the Reporting Persons with respect to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Item 2.                     Identity and Background

Sub-items (a)-(c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Kevin Xiaofeng Ma, a citizen of People’s Republic of China,

(ii) Able Knight Development Limited (“Able Knight”), a British Virgin Islands company,

(iii) Precious Time Holdings Limited (“Precious Time”), a British Virgin Islands company,

(iv) Ma Family Trust, a Cayman Islands trust, and

(v) Joingear Limited (“Joingear”), a British Virgin Islands.

Able Knight is wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Precious Time is a company wholly owned by Kevin Xiaofeng Ma. Ma Family Trust is an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Joingear is a company with 61.67% and 38.33% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Education Group Limited (“ChineseAll”), respectively. The business address of Kevin Xiaofeng Ma is 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

The business address of Precious Time is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

The business address of Joingear is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

The principal business of Kevin Xiaofeng Ma is chairman of the board and chief executive officer of the Issuer.

The principal business of each of Able Knight, Precious Time and Joingear is holding equity interest in the Issuer.

With respect to each of Able Knight, Precious Time and Ma Family Trust, Kevin Xiaofeng Ma is the sole director or settlor of such Reporting Person. Kevin Xiaofeng Ma and Tong Zhilei are directors of Joingear. There are no other executive officers and directors or persons holding equivalent positions of such Reporting Person.

Item 3.                     Source and Amount of Funds or Other Considerations

Item 3 is hereby supplemented by adding the following at the end thereof:

On December 28, 2015, Joingear and Ho Kok Leung entered into a Share Purchase Agreement (the “HKL SPA”), pursuant to which, upon the closing, Joingear shall purchase 550,000 ADSs at a price of $7.50 per each ADS for an aggregate purchase price of $4,125,000. The closing of the purchase of 550,000 ADSs under the HKL SPA occurred on March 23, 2016.

On December 28, 2015, Joingear and Guo Jing entered into a Share Purchase Agreement (the “GUO SPA”), pursuant to which, upon the closing, Joingear shall purchase 418,000 ADSs at a price of $7.50 per each ADS for an aggregate purchase price of $3,135,000. The closing of the purchase of 418,000 ADSs under the GUO SPA occurred on March 23, 2016.

On December 28, 2015, Joingear and Chen Yulin entered into a Share Purchase Agreement (the “CHEN SPA”), pursuant to which, upon the closing, Joingear shall purchase 159,216 ADSs at a price of $7.50 per each ADS for an aggregate purchase price of $1,194,120. The closing of the purchase of 159,216 ADSs under the CHEN SPA occurred on March 23, 2016.

On January 4, 2016, Joingear and Capitalink Holdings Ltd entered into a Share Purchase Agreement (the “Capitalink SPA”), pursuant to which, upon the closing, Joingear shall purchase 194,225 ADSs at a price of $7.50 per each ADS for an aggregate purchase price of $1,456,687.50. The closing of the purchase of 194,225 ADSs under the Capitalink SPA occurred on January 21, 2016.

On January 4, 2016, Joingear and Pro-Winner Ltd entered into a Share Purchase Agreement (the “Pro-Winner SPA”), pursuant to which, upon the closing, Joingear shall purchase 190,293 ADSs at a price of $7.50 per each ADS for an aggregate purchase price of $1,427,197.50. The closing of the purchase of 190,293 ADSs under the Pro-Winner SPA occurred on January 21, 2016.

Pursuant to the HKL SPA, the GUO SPA, the CHEN SPA, the Capitalink SPA and the Pro-Winner SPA, Joingear purchased an aggregate of 1,511,734 ADSs from certain shareholders of the Issuer for an aggregate purchase price of $11,338,005.00.

The source of funds used by Joingear to purchase an aggregate of 1,511,734 ADSs was (i) proceeds from a Share Subscription Agreement (as defined below) dated December 25, 2015 entered into among Kevin Xiaofeng Ma, Joingear and ChineseAll, and (ii) funds through equity contribution to Joingear by Kevin Xiaofeng Ma from his personal funds.

On December 25, 2015, Kevin Xiaofeng Ma, ChineseAll and Joingear entered into a share subscription agreement (the “Share Subscription Agreement”). The Share Subscription Agreement was intended to fund Joingear in its acquisition of securities of the Issuer from Ho Kok Leung, Guo Jing, Chen Yulin, Capitalink Holdings Ltd and Pro-Winner Ltd, as well as other holders of securities of the Issuer. Under the Share Subscription Agreement, ChineseAll subscribed 38.33% of the newly issued and outstanding share capital of Joingear at a purchase price of $23,000,000.

The summary contained herein of the HKL SPA, the GUO SPA, the CHEN SPA, the Capitalink SPA,the Pro-Winner SPA and the Share Subscription Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the HKL SPA, the GUO SPA, the CHEN SPA, the Capitalink SPA, the Pro-Winner SPA and the Share Subscription Agreement, copies of which are filed as Exhibit H, I, J, K, L and M hereto, respectively, and which are incorporated herein by reference.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Persons acquired securities of the Issuer for investment purposes.  On December 25, 2015, Joingear entered into the Share Subscription Agreement with Kevin Xiaofeng Ma and ChineseAll. The Share Subscription Agreement was intended to fund Joingear in its acquisition of securities of the Issuer from Ho Kok Leung, Guo Jing, Chen Yulin, Capitalink Holdings Ltd and Pro-Winner Ltd, as well as other holders of securities of the Issuer.

Under the Share Subscription Agreement, if Joingear proposes to transfer any securities of the Issuer to any third party, each of Kevin Xiaofeng Ma and ChineseAll shall agree on such transfer and negotiate with each other in good faith with respect to whether Kevin Xiaofeng Ma and/or ChineseAll will subscribe for additional securities of the Issuer or Joingear.

The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)              Kevin Xiaofeng Ma may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, Precious Time, Ma Family Trust and Joingear to vote or direct the vote of, and shared power with Able Knight,  Precious Time, Ma Family Trust and Joingear to dispose or direct disposition of 23,571,064 Common Shares, representing approximately 51.4% of the total outstanding Common Shares.

Able Knight may be deemed to have (i) beneficial ownership and (ii) shared power with Precious Time, and Ma Family Trust to vote or direct the vote of, and shared power with Precious Time, and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Precious Time may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, and Ma Family Trust to vote or direct the vote of, and shared power with Able Knight, and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Ma Family Trust may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight and Precious Time to vote or direct the vote of, and shared power with Able Knight and Precious Time to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Able Knight is wholly owned by Precious Time and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Precious Time and Ma Family Trust may be deemed to be beneficially own all of the Common Shares beneficially owned by Able Knight.

Joingear may be deemed to have (i) beneficial ownership and (ii) shared power with Kevin Xiaofeng Ma and ChineseAll to vote or direct the vote of, and shared power with Kevin Xiaofeng Ma and ChineseAll to dispose or direct disposition of 12,707,436 Common Shares and 2,787,320 ADSs, representing 5,574,640 Common Shares, representing approximately 39.9% of the total outstanding Common Shares.  Kevin Xiaofeng Ma may be deemed the beneficial owner of, and have shared power with ChineseAll to direct the voting and disposition of, these shares.

The foregoing percentages are calculated based on 45,854,348 outstanding Common Shares as of March 7, 2016.

(c)                                  Except for the transactions described in this Schedule 13D, as amended by this Amendment No. 1, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions in Item 4 herein of the Amendment No. 1 are incorporated herein by reference.

Item 7.                     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit H	Share Purchase Agreement, dated as of December 28, 2015 by and between Joingear and Ho Kok Leung

Exhibit I	Share Purchase Agreement, dated as of December 28, 2015 by and between Joingear and Guo Jing

Exhibit J	Share Purchase Agreement, dated as of December 28, 2015 by and between Joingear and Chen Yulin

Exhibit K	Share Purchase Agreement, dated as of January 4, 2016 by and between Joingear and Capitalink Holdings Ltd

Exhibit L	Share Purchase Agreement, dated as of January 4, 2016 by and between Joingear and Pro-Winner Ltd

Exhibit M	Share Subscription Agreement, dated as of December 25, 2015 by and among Kevin Xiaofeng Ma, ChineseAll and Joingear

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2016

Kevin Xiaofeng Ma

By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Director

Precious Time Holdings Limited

By:	/s/ Jamie Yu & Agatha Chee
Name:	Jamie Yu & Agatha Chee
Title:	Authorized Signatories

Ma Family Trust

By:	/s/ Jamie Yu & Agatha Chee
Name:	Jamie Yu & Agatha Chee
Title:	Authorized Signatories

Joingear Limited

By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Director